UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: October 29, 2018

Grupo Graña y Montero

Consolidated Results Report

3Q2018

October 30, 2018

Executive Summary

On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements.

CONSOLIDATED QUARTERLY REVENUES (S/ MM)


1,339
1,439
1,074
1,168
1,500
3Q 17
4Q 17
1Q 18
2Q 18
3Q 18

- ✓ *The Group achieved Revenues of **S/ 3,741.6 MM** during 3Q2018, representing a 3.4% increase compared to 3Q2017*
- ✓ *Gross Profit amounted to **S/ 596.3 MM** in 3Q2018, a 40.0% increase compared to 3Q2017*
- ✓ *Adjusted EBITDA was **S/ 635.6 MM** in 3Q2018, 22.1% lower than the result obtained in 3Q2017*
- ✓ *A Net Profit of S / 15.7 MM was registered in 3Q2018, 93.4% lower than in 3Q2017*
- ✓ *Backlog amounted to **US$ 1,882.4 MM** as of 3Q2018 and the recurrent businesses amounted to **US$ 728.8 MM**, reaching a total of **US$ 2,611.2 MM**, equivalent to **1.65x** the annual revenues*

CONSOLIDATED QUARTERLY NET INCOME (S/ MM)


90
44
3Q 17
4Q 17
1Q 18
2Q 18
3Q 18
-14
-14
-90

FINANCIAL DEBT (US$ MM)


874.7
828.5
860.0
766.8
735.6
20
16
16
7
7
170
147
143
146
98
43
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018
Working Capital + Leasing
Project Finance
Financing associated to GSP
Debt from dividend monetization
CHUBB Debt

Graphs above shows the Revenues, Net Income and Financial Debt per quarter since the third quarter of 2017.

REVENUES BY SEGMENT
as of 3Q2018


13%
34%
20%
33%
0%
5%
10%
15%
20%
25%
30%
35%
40%

EBITDA BY SEGMENT
as of 3Q2018


40%
53%
1%
6%
0%
10%
20%
30%
40%
50%
60%

NET INCOME BY SEGMENT
as of 3Q2018


39%
104%
-26%
-18%
-50%
0%
50%
100%
150%

Note: *The Consolidated Results Report presents the accumulated figures as of 3Q2017 and 3Q2018. References made to "3Q2017", "3Q2018" and "Third Quarter" are made to the period of nine months from January 01 to September 30 of the corresponding year.*

Consolidated Results

On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements.

Revenues

Revenues for 3Q2018 increased by 3.4%, mainly explained by higher revenues in the Infrastructure area, by 55.3%, compared to 3Q2017, higher revenues in Real estate, explained by the sale of Almonte land during 3Q2018, and to a lesser extent, by the increase in Services area. This increase is offset by lower revenues in the Engineering and Construction Area.

Gross Profit

Consolidated gross profit increased by 40.0%, and the margin increased from 11.8% to 15.9% in 3Q2018. These results are explained by the sale of Almonte lands in Real Estate area and higher results in the Infrastructure area, due to GyM Ferrovias and GMP. On the other side, this results are offset by lower profit in the Engineering and Construction area, due to lower margins in GyM projects and finally, due to lower profit on the Technical Services area, due to less efficiency and higher costs in the projets under execution of CAM and Adexus.

Operational Income

Administrative expenses for 3Q2018 increased 3.5% compared to 3Q2017, mainly explained by Real estate area.

The line of other income and expenses in 3Q2018 registers the sale of the stake of GyM in one of its consortiums and sale of machinery and equipment.

Additionally, the line for profit from sale of investments in subsidiaries in 3Q2018 reflects the profit of S/ 41.9 MM from the sale of Stracon GyM on April 2018, compared to the profit of S/ 248.6 MM, due to the sale of GMD, Coga, Prinsur and Petit Thouars Building during the 3Q2017.

Therefore, operational income decreased 10.3% compared to 3Q2017, with margins of 12.2% and 10.6% respectively.

Financial Expenses

The increase in financial expenses is mainly explained by the financial discount of the long-term accounts receivable with GSP, for an amount of S/. 16 million. In addition, due to the increase in rates and commissions for financing in GyM and, finally, as a consequence of the accrual of interest for the beginning of operations of the second road of Norvial, offset by the financial income from the sale of CRPAO's in the framework of the financing of the expansion of Line 1.

The line of participation in associates reflects the results from the minority investments held by the Group.

The line of profit from discontinued operations shows the profit of GMD and Stracon GyM for 3Q2017 and Stracon GyM for 3Q2018.

Net income

Consolidated Net Income in 3Q2018 was S/ 15.7 MM, 93.4% lower than in 3Q2017. The net margin decreased from 6.6% in 3Q2017 to 0.4% in 3Q2018, explained by the results described above.

EBITDA

Adjusted EBITDA in 3Q2018 decreased by 22.1% compared to 3Q2017, explained by the operating results described above.

Further details on the variations in figures is described in each of the business areas shown next.

Income Statement (Thousands of S/.)	3Q 17	3Q 18	Var %
Revenues	3,619,397	3,741,577	3.4%
GROSS PROFIT	**426,073**	**596,305**	**40.0%**
Administrative expenses	(244,218)	(252,742)	3.5%
Other income and expenses, net	9,779	9,390	-4.0%
Profit (losses) from sale of investments	248,595	41,895	-83.1%
OPERATIONAL INCOME	**440,229**	**394,848**	**-10.3%**
Financial (expense) income, net	(114,219)	(149,906)	31.2%
Participation in Associates	20,912	(2,288)	-110.9%
Exchange rate difference	5,922	(14,939)	-352.3%
PROFIT BEFORE INCOME TAX	**352,844**	**227,715**	**-35.5%**
Income tax	(127,449)	(99,943)	-21.6%
Profit from discontinued operations	64,972	8,591	-86.8%
Non-controlling interest	(51,578)	(120,651)	133.9%
NET INCOME	**238,789**	**15,712**	**-93.4%**
EBITDA	**681,573**	**566,751**	**-16.8%**
Adjusted EBITDA	**816,031**	**635,609**	**-22.1%**

Financial Ratios	3Q 17	3Q 18
Gross Margin	11.8%	15.9%
Operating Margin	12.2%	10.6%
Net Margin	6.6%	0.4%
EBITDA Margin	22.5%	17.0%
Financial Debt	2,790,282	2,406,580

Balance Sheet (Thousands S/.)	3Q 17	3Q 18
Current Assets	4,413,364	3,396,493
Non Current Assets	5,067,973	4,759,670
Total Assets	**9,481,337**	**8,156,163**
Current Liabilities	3,616,965	3,247,051
Non Current Liabilities	2,649,490	2,371,024
Total Liabilities	**6,266,455**	**5,618,075**
Equity	2,693,806	2,133,006
Minority Interests	521,075	405,082
Total Equity	**3,214,881**	**2,538,088**
Total Liabilities and Equity	**9,481,337**	**8,156,163**

Consolidated Results

Backlog

Consolidated Backlog (US$ 1,882.4 MM) plus the Recurrent Businesses (US$ 728.8 MM) make a total backlog of US$ 2,611.2 MM at the end of 3Q2018, which represents a ratio of Backlog + Recurring Business / Revenues of 1.65 years.

From the total Backlog registered at the end of 3Q2018, US$ 327.0 MM will be executed during 2018, US$ 862.3 MM during 2019 and US$ 693.2 MM from 2020 onwards. From the recurrent businesses US$ 61.2 MM in 2018, US$ 220.3 MM in 2019 and the remaining in 2020 and the following years.

The recurrent businesses are the Oil and Gas segment and the Norvial toll road.

The main projects we won as of 3Q2018 are: in GyM, Quellavecho contract of US$ 52.5 MM, complementary works of Talara Refinery of US$ 352.9 MM, expansion works in Aceros Arequipa Plant for US$ 25 MM and construction works in Mina Justa for US$ 85 MM. Also, in Vial y Vives-DSD, the construction Project of Minera Escondida of US$ 35.7 MM and equipment maintenance with ENAP for US$ 12 MM.

For further details on the backlog, please go to the appendix page.

Consolidated Backlog (US$ MM)


3,182
2,973
2,600
2,451
2,611
4,000
3,000
2,000
1,000
0
3.00
2.50
2.00
1.50
1.00
609
2,573
585
2,388
630
1,970
642
1,809
729
1,882
1.59
1.58
1.43
1.59
1.65
3Q17
4Q17
1Q18
2Q18
3Q18
Backlog
Recurrent Bussinesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
3Q2017 vs. 3Q2018


Technical Services 13%
Real Estate 2%
Engineering & Construction 50%
Infrastructure 35%
Technical Services 17%
Real Estate 2%
Engineering & Construction 34%
Infrastructure 47%

Backlog by Sector
3Q2017 vs. 3Q2018


Others 2%
Mining Projects 5%
Transport 25%
Mining Services 24%
Real Estate 8%
Oil and Gas 25%
Electricity 10%
Others 4%
Mining Projects 13%
Transport 25%
Real Estate 4%
Water and Sewage 0.2%
Oil and Gas 40%
Electricity 14%

Backlog by Type of Client
3Q2017 vs. 3Q2018


Concessions 28%
Private 62%
Public 10%
Concessions 39%
Private 57%
Public 4%

Backlog by Geography
3Q2017 vs. 3Q2018


Others (Panamá, Bolivia) 3%
Colombia 12%
Chile 11%
Peru 73%
Colombia 6%
Chile 19%
Peru 75%

Composition of Indebtedness

Consolidated Financial Debt as of 3Q2018 amounts to US$ 728.8 MM (S/ 2,406.6 MM), which added to the debt with Chubb, the total amounts to US$ 735.6 MM (S/ 2,429.1 MM).

Of the total debt, US$ 198.4 million corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 390.0 million corresponds to Infrastructure Project finance, which is debt without recourse, with guarantees and flows from the project itself.

On the other hand, US$ 97.5 MM corresponds to the debt for the equity financing of Gasoducto del Sur, the proportional part of the bridge loan of the GSP project and US$ 42.9 million corresponds to the debt from dividends monetization of Norvial.

The debt corresponding to the execution of the Performance Guarantee of Chubb amounts to US$ 6.8 MM, as of 3Q2018

The working capital and the debt associated to GSP is reduced in US$ 56 MM, compared to the amount reported on 2Q2018, mainly explained by the amortization of GyM debt with the collection of Contugas and the amortization of GSP debt, with funds from the monetization of Dividends of Norvial.

On the other hand, Project Finance is increased due to the financing of the expansion of Line 1.

Debt by Currency


Colombian peso
1%
Chilean peso
9%
Soles
53%
US Dollars
37%

Financial Debt
(US$ Thousands)

	3Q2017	4Q2017	1Q2018	2Q2018	3Q2018
Working Capital + Leasing	349,423	328,079	318,743	206,322	198,397
Project Finance	335,036	337,763	382,431	365,603	390,014
Financing associated to GSP	169,621	146,988	143,197	145,575	97,526
Total banking debt	**854,081**	**812,830**	**844,371**	**717,501**	**685,936**
Debt from dividend monetization				42,525	42,889
Total financial debt	**854,081**	**812,830**	**844,371**	**760,026**	**728,825**
CHUBB Debt	20,249	15,640	15,640	6,805	6,805
Total	**874,329**	**828,470**	**860,011**	**766,830**	**735,630**

Maturity of Financial Debt
(US$ Thousands)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Other loans	279,120	112,024	26,558	10,124	427,826
Leasing	8,175	4,128	4,258	-	16,561
Ferrovías & Norvial Bond Issue	11,421	10,267	25,048	237,702	284,438
Total	**298,716**	**126,420**	**55,863**	**247,826**	**728,825**
CHUBB Debt	6,805	-	-	-	6,805
Total debt S/.	**305,520**	**126,420**	**55,863**	**247,826**	**735,630**

Engineering and Construction

The Engineering and Construction Area reflected a reduction in revenues of 21.6% in 3Q2018 compared to 3Q2017, due to the lower number of projects under execution in GyM.

Gross Profit decreased by 72.4% in 3Q2018, due to lower margins in GyM projects, explained by claims and costs non recognized in Talara project, reducing the gross margin from 7.3% in 3Q2017 to 2.6% in 3Q2018.

Administrative expenses decreased 15.1% due to personnel reduction in GyM and restructurations in Chile and Colombia.

The line of other operating expenses in 3Q2018 registers the sale of the stake of GyM in one of its consortiums and also the sale of machinery and equipment, while in 3Q2017, this figure reflects the sale of machinery and equipment.

The line of profit from the sale of investments in subsidiaries reflects the sale of Stracon GyM on April of 2018.

Net financial expenses as of 3Q2018 increased by 16.0%, compared to 3Q2017 due to higher financing rates and commissions during 2017.

In addition, the Engineering and Construction Area registers the profit or loss from the minority interest of associates of GyM in the line of Participation in Associates. As of 3Q2018, the profit of S/. 22.0 MM shows the sale of assets of Viva GyM.

The line of Profit from discontinued operations shows the profit of Stracon GyM for 3Q2017 and 3Q2018.

The Net Loss was S/ 20.1 MM in 3Q2018, with a Net Margin of –1.5%, compared to the profit reported in 3Q2017. EBITDA was S/ 45.5 MM in 3Q2018, reaching a margin of 3.3%, lower than the margin of 3Q2017, explained by the operating results described above.

Income Statement (Thousands of S/.)	3Q 17	3Q 18	Var %
Revenues	1,734,477	1,360,604	-21.6%
GROSS PROFIT	**126,136**	**34,839**	**-72.4%**
Administrative expenses	(116,957)	(99,251)	-15.1%
Other income and expenses, net	2,921	6,518	123.2%
Profit (losses) from sale of investments	0	41,895	N/A
OPERATIONAL INCOME	**12,101**	**(15,999)**	**-232.2%**
Financial (expense) income, net	(29,249)	(33,925)	16.0%
Participation in Associates	35,781	21,983	-38.6%
Exchange rate difference	(729)	(12,240)	1579.7%
PROFIT BEFORE INCOME TAX	**17,904**	**(40,181)**	**-324.4%**
Income tax	(2,261)	11,423	-605.3%
Profit from discontinued operations	62,471	8,591	-86.2%
Non-controlling interest	(6,331)	73	-101.2%
NET INCOME	**71,784**	**(20,094)**	**-128.0%**
EBITDA	**134,613**	**45,454**	**-66.2%**

Financial Ratios	3Q 17	3Q 18
Gross Margin	7.3%	2.6%
Operating Margin	0.7%	-1.2%
Net Margin	4.1%	-1.5%
EBITDA Margin	7.8%	3.3%
Financial Debt	749,447	278,851

Note: On April 11, 2018, we sold our 87.59% stake in Stracon GyM. As a result, we present the results of Stracon GyM as a discontinued operation in our income statement, and we have reclassified the year 2017. This effect is only presented on the Income Statement, not in the Balance Sheet.

Revenues (Million of S/.)
3Q2017 vs 3Q2018


122
1,613
132
1,229
GMI
GyM
3Q 17
3Q 18

EBITDA (Million of S/.)
3Q2017 vs 3Q2018


10
125
8
37
GMI
GYM
3Q 17
3Q 18

Net Income (Million of S/.)
3Q2017 vs 3Q2018


4
67
3
-23
GMI
GYM
3Q 17
3Q 18

Backlog. The Engineering and Construction segment reported a Backlog of US$ 916.8 MM, which will be executed as follows: US$ 165.1 MM in 2018, US$ 534.9 MM in 2019 and US$ 216.8 MM in the following years. The main projects we won as of 3Q2018 are: in GyM, Quellavecho contract of US$ 52.5 MM, complementary works of Talara Refinery of US$ 352.9 MM, expansion works in Aceros Arequipa Plant for US$ 25 MM and construction works in Mina Justa for US$ 85 MM. Also, in Vial y Vives-DSD, the construction Project of Minera Escondida of US$ 35.7 MM and equipment maintenance with ENAP for US$ 12 MM.

Backlog (Million of US$)
as of 3Q2018


2000.0
1500.0
1000.0
500.0
-
1,661
1,457
960
874
917
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018

Backlog by Type of Contract


Lump SUM
21%
EPC
52%
Unit Prices
27%

Infrastructure

Infrastructure revenues increased 55.3% with respect to the revenues reported in 3Q2017. On one side, revenues in Norvial increased due to higher levels of works in execution compared to 3Q2017. Revenues of GyM Ferrovías are increased mainly by the works of the expansion, and to a lesser extent, by the operation of new trains. On the other hand, revenues of Concar and Canchaque increase due to higher maintenance works.

The increase in GMP revenues is explained by the increase in the average price of oil, going from US$ 50.58/bbl in 3Q2017 to US$ 70.23/ bbl in 3Q2018, as well as an increase in the production of barrels per day from 3,196 BPD to 3,711 BPD. In addition, the prices of LPG and HAS increased. The price of LPG went from US$ 45.66/bbl in 3Q2017 to US$ 53.76/bbl in 3Q2018 and the price of HAS (CGN) went from US$ 47.58/bbl in 3Q2017 to US$ 57.82/ bbl in 3Q2018.

The Gross Profit of the area increased by 62.1% compared to 3Q2017, mainly explained by the increase in the price of oil, expansion works of GyM Ferrovias and the operation of new trains.

Financial expenses as of 3Q2018 are 10.7% higher than 3Q2017, as a consequence of the accrual of interest for the beginning of operations of the second road of Norvial, offset by the financial income from the sale of CRPAO's in the framework of the financing of the expansion of Line 1.

Net Income reached S/. 119.3 MM, which reflects an increase of 91.5% compared to 3Q2017, explained by the results described above, registering a net margin of 8.3%, higher than the margin of 6.8% of 3Q2017.

Adjusted EBITDA was S/ 369.5 MM as of 3Q2018, representing a margin of 25.9%.

Income Statement (Thousands of S/.)	3Q 17	3Q 18	Var %
Revenues	919,912	1,428,273	55.3%
GROSS PROFIT	**171,230**	**277,632**	**62.1%**
Administrative expenses	(46,201)	(48,811)	5.6%
Other income and expenses, net	413	1,210	193.0%
Profit (losses) from sale of investments	-	-	0.0%
OPERATIONAL INCOME	**125,442**	**230,031**	**83.4%**
Financial (expense) income, net	(9,452)	(10,464)	10.7%
Participation in Associates	1,198	1,156	-3.5%
Exchange rate difference	(1,940)	(3,544)	82.7%
PROFIT BEFORE INCOME TAX	**115,249**	**217,180**	**88.4%**
Income tax	(33,892)	(71,904)	112.2%
Profit from discontinued operations	-	-	0.0%
Non-controlling interest	(19,092)	(26,026)	36.3%
NET INCOME	**62,265**	**119,250**	**91.5%**
EBITDA	**204,347**	**327,665**	**60.3%**
Adjusted EBITDA	**250,961**	**369,534**	**47.2%**

Financial Ratios	3Q 17	3Q 18
Gross Margin	18.6%	19.4%
Operating Margin	13.6%	16.1%
Net Margin	6.8%	8.3%
EBITDA Margin	27.3%	25.9%
Financial Debt	1,098,607	1,317,265

Revenues (Million of S/)


3Q2017
318
107
37
227
8
2
213
8
3Q2018
421
120
52
338
23
2
468
3
GMP
Norvial
Survial
Concar
Canchaque
La Chira
GyM Ferrovías
CVSUR

EBITDA (Million of S/)


3Q2017
101
61
-1
15
2
0.0
72
1.2
3Q2018
145
65
20
4
0.2
129
1.4
GMP
Norvial
Survial
Concar
Canchaque
La Chira
GyM Ferrovías
CVSUR

Net Income (Million of S/)


3Q2017
18
25
-1
7
0.8
-0.2
12
0.4
3Q2018
48
9
2
2.9
0.0
53
1.3
GMP
Norvial
Survial
Concar
Canchaque
La Chira
GyM Ferrovías
CVSUR

Backlog (Million of US$)
as of 3Q2018


1400.0
1200.0
1000.0
800.0
600.0
400.0
200.0
-
609
585
630
642
729
549
545
560
556
546
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018
Backlog
Recurrent Businesses

Backlog.
The Infrastructure Area recorded a Backlog of US$ 546.2 MM in 3Q2018, and a total of US$ 728.8 MM of recurrent businesses.

The total of the Backlog will be executed as follows: US$ 62.1 MM in 2018, US$ 177.7 MM in 2019 and US$ 306.3 MM in the following years. While the recurrent businesses will be executed as follows: US$ 61.2 MM in 2018 US$ 220.3 MM, in 2019 and the remaining amount from 2020 onwards.

During 3Q2018, the renewal of the Terminals contract was finalized for an additional year.

Real Estate

The revenues of the Real Estate Area increased 16.7%, compared to 3Q2017, mainly explained by the sale of Almonte lands in 3Q2017, and offset by lower number of delivered units, going from 911 units during 3Q2017 to 565 units during 3Q2018.

We have a total of 14 projects in execution in the housing sector. The main ones are: Parques del Callao, Parque Comas, Klimt, Paul Harris, Parques de Huancayo and Pezet II.

88% of the projects are being executed in Lima, while 12% are being executed in the province.

The increase in Gross Profit of 91.5% is mainly explained by the sale of Almonte Land in 3Q2017. Also, the gross margin increased from 32.5% in 3Q2017 to 53.3% in 3Q2018, due to the explanation above.

Administrative expenses increased by 99.3%, mainly due to the sales expenses of Almonte Land.

The profit from sale of investments in 3Q2017 reflects the income of S/ 49.0 from the sale of Prinsur during 3Q2017.

The operational income as of 3Q2018 was higher than reported on 3Q2017, explained by the results described above.

The increase in financial expenses is due to the delivery of projects with a higher level of indebtedness to those delivered in 3Q2017.

Net Income decreased 27.3% compared to 3Q2017, resulting a margin of 8.5%, explained by the results described above.

Adjusted EBITDA was S/ 278.7 MM in 3Q2018, with a margin of 53.8%, lower to 3Q2017, explained by the operating results described above.

Income Statement (Thousands of S/.)	3Q 17	3Q 18	Var %
Revenues	443,581	517,876	16.7%
GROSS PROFIT	**144,065**	**275,897**	**91.5%**
Administrative expenses	(13,600)	(27,104)	99.3%
Other income and expenses, net	(2,863)	(1,318)	-54.0%
Profit (losses) from sale of investments	49,002	-	-100.0%
OPERATIONAL INCOME	**176,604**	**247,475**	**40.1%**
Financial (expense) income, net	(9,890)	(10,899)	10.2%
Participation in Associates	455	-	-100.0%
Exchange rate difference	(3,070)	2,207	-171.9%
PROFIT BEFORE INCOME TAX	**164,099**	**238,783**	**45.5%**
Income tax	(43,211)	(68,721)	59.0%
Profit from discontinued operations	-	-	0.0%
Non-controlling interest	(60,037)	(125,819)	109.6%
NET INCOME	**60,851**	**44,243**	**-27.3%**
EBITDA	**181,057**	**251,728**	**39.0%**
Adjusted EBITDA	**268,901**	**278,717**	**3.7%**

Financial Ratios	3Q 17	3Q 18
Gross Margin	32.5%	53.3%
Operating Margin	39.8%	47.8%
Net Margin	13.7%	8.5%
EBITDA Margin	60.6%	53.8%
Financial Debt	182,362	140,482


Revenues (Million of S/)
3Q2017 vs 3Q2018
444
518
3Q 17
3Q 18


EBITDA (Million of S/)
3Q2017 vs 3Q2018
269
279
3Q 17
3Q 18


Net Income (Million of S/)
3Q2017 vs 3Q2018
61
44
3Q 17
3Q 18


Housing units delivered and sold
488
342
458
509
326
374
507
115
209
241
3Q 17
4Q 17
1Q 18
2Q 18
3Q 18
Delivered Housing Units
Sold Housing Units

Backlog

The Backlog of the Real Estate Area as of 3Q2018 was US$ 56.2 MM. The projects included in the Backlog are: Parque Comas, Huancayo, Parque San Martín de Porres, Klimt, among others. The increase of backlog from December 2017 is mainly explained by Parque Comas project.

The total of the Backlog will be executed in the following way: US$ 30.4 MM in 2018 and US$25.8 MM in 2019.


Backlog (Million of US$)
as of 3Q2018
80.0
60.0
40.0
20.0
-
60
26
52
68
56
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018

Technical Services

Revenues in the Technical Services area as of 3Q2018 were S/ 833.6 MM, 7.2% higher than the revenues reported in 3Q2017, explained by higher revenues in Adexus and CAM.

Gross Profit decreases by 42.5% with respect to 3Q2017, explained by lower efficiencies and higher costs in the contracts executed by CAM. The Gross Margin is reduced from 9.7% to 5.2%.

The Administrative Expenses of the area were reduced in 5.8%, due to suppliers negotiations and restructuration in Adexus.

The line other income and expenses shows an increase, due to legal expenses and settlements of Adexus.

Operational Income decreased from S/ 14.6 MM to S/ -25.1 MM reaching a margin of –3.0%, due to the results explained above.

Financial expenses reported in 3Q2018 decreased by 1.3%.

The line of Participation in Associates registers the profit generated in projects in which CAM has a minority interest and therefore does not consolidate it,.

The line of Profit from discontinued operations shows the profit from GMD on 3Q2017.

The Net Loss as of 3Q2018 is S/ 29.3 MM, and EBITDA was S/ 5.9 MM, with a margin of 0.7%, due to the results explained above.

Income Statement (Thousands of S/.)	3Q 17	3Q 18	Var %
Revenues	777,438	833,630	7.2%
GROSS PROFIT	**75,683**	**43,485**	**-42.5%**
Administrative expenses	(69,372)	(65,328)	-5.8%
Other income and expenses, net	8,316	(3,249)	-139.1%
Profit (losses) from sale of investments	-	-	0.0%
OPERATIONAL INCOME	**14,626**	**(25,093)**	**-271.6%**
Financial (expense) income, net	(21,152)	(20,878)	-1.3%
Participation in Associates	685	1,234	80.2%
Exchange rate difference	627	(4,377)	-798.0%
PROFIT BEFORE INCOME TAX	**(5,214)**	**(49,114)**	**842.0%**
Income tax	(899)	13,940	-1650.8%
Profit from discontinued operations	2,317	-	-100.0%
Non-controlling interest	480	5,908	1132.1%
NET INCOME	**(3,317)**	**(29,266)**	**782.4%**
EBITDA	**49,427**	**5,893**	**-88.1%**

Financial Ratios	3Q 17	3Q 18
Gross Margin	9.7%	5.2%
Operating Margin	1.9%	-3.0%
Net Margin	-0.4%	-3.5%
EBITDA Margin	6.4%	0.7%
Financial Debt	205,713	206,334

<u>Note:</u> On June 6, 2017 we sold our 89.19% interest in GMD. As a result, we present this results as discontinued operations in our financial statements.

Revenues (Million of S/)
3Q2017 vs 3Q2018


585
632
192
201
CAM
Adexus
3Q 17
3Q 18

EBITDA (Million of S/)
3Q2017 vs 3Q2018


34
16
0.1
6
CAM
Adexus
3Q 17
3Q 18

Net Income (Million of S/)
3Q2017 vs 3Q2018


2
-4
-1
-12
-17
CAM
Adexus
GMD
3Q 17
3Q 18

<u>Backlog</u>
The Technical Services Area reported a Backlog of US$ 473.2 MM in 3Q2018. The total Backlog will be executed as follows: US$ 83.7 MM in 2018, US$ 158.1 MM in 2019 and the remaining in the following years.

Some contracts we won as of 3Q2018 are: Redes del Sur in Colombia, Public Lighting in Chile, Maintenance of external plant in Chile, Maintenance of the home line installation with Entel in Chile.

Backlog (Million of US$)
as of 3Q2018


600.0
400.0
200.0
-
413
460
515
427
473
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure								Real Estate	Technical Services	
Income Statement (Thousands of S/.)	GYM	GMI	GMP	NORVIAL	SURVIAL	CONCAR	CANCHAQUE	VESUR	GYM FERROVIAS	LA CHIRA	VIVA GYM	ADEXUS	CAM
Revenues	1,228,948	131,656	421,351	120,046	52,386	338,214	23,346	2,505	468,015	2,410	517,876	201,348	632,282
GROSS PROFIT	**17,072**	**17,767**	**97,909**	**38,694**	**5,686**	**33,090**	**5,192**	**1,425**	**95,275**	**361**	**275,897**	**21,756**	**21,729**
Administrative expenses	(87,912)	(11,339)	(14,808)	(4,526)	(2,177)	(17,940)	(1,239)	(63)	(7,871)	(187)	(27,104)	(25,023)	(40,306)
Other income and expenses, net	6,509	9	1,193	15	(2)	4	-	-	-	-	(1,318)	(4,181)	932
Profit (losses) from sale of investments	41,895	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL INCOME	**(22,436)**	**6,437**	**84,294**	**34,183**	**3,507**	**15,154**	**3,953**	**1,362**	**87,404**	**174**	**247,475**	**(7,448)**	**(17,645)**
Financial (expense) income, net	(33,022)	(903)	(9,143)	(17,991)	423	(553)	29	(13)	16,743	42	(10,899)	(8,396)	(12,483)
Participation in Associates	21,983	-	1,156	-	-	-	-	-	-	-	-	-	1,234
Exchange rate difference	(11,969)	(271)	(1,442)	12	319	(1,051)	82	512	(1,979)	4	2,207	(645)	(3,732)
PROFIT BEFORE INCOME TAX	**(45,444)**	**5,263**	**74,865**	**16,204**	**4,249**	**13,550**	**4,064**	**1,861**	**102,168**	**219**	**238,783**	**(16,488)**	**(32,626)**
Income tax	13,470	(2,047)	(22,423)	(3,389)	(1,270)	(11,963)	(1,130)	(551)	(30,926)	(252)	(68,721)	4,569	9,372
Profit from discontinued operations	8,591	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interest	413	(340)	(4,078)	(4,229)	(0)	93	(1)	(0)	(17,811)	-	(125,819)	-	5,908
NET INCOME	**(22,970)**	**2,876**	**48,365**	**8,586**	**2,979**	**1,680**	**2,933**	**1,310**	**53,432**	**(33)**	**44,243**	**(11,920)**	**(17,346)**
EBITDA	**37,082**	**8,372**	**145,055**	**65,407**	**3,631**	**20,496**	**3,972**	**1,362**	**87,559**	**183**	**251,728**	**5,838**	**55**
ADJUSTED EBITDA									**129,428**		**278,717**		

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Engineering & Construction		Infrastructure								Real Estate	Technical Services	
Balance Sheet (Thousands of S/)	GYM	GMI	GMP	NORVIAL	SURVIAL	CONCAR	CANCHAQUE	VESUR	GYM FERROVIAS	LA CHIRA	Viva GyM	ADEXUS	CAM
Cash and Cash Equivalents	125,914	9,779	30,619	61,553	1,751	41,615	985	23	169,624	6,270	74,606	4,071	7,810
Other Current Assets	1,202,032	71,310	160,066	10,557	36,550	171,482	8,012	1,397	284,321	9,949	725,047	132,650	282,945
Current Assets	**1,327,946**	**81,089**	**190,685**	**72,110**	**38,301**	213,097	**8,997**	**1,420**	**453,945**	**16,219**	**799,653**	**136,721**	**290,755**
Non Current Assets	**1,279,474**	**13,954**	**424,805**	**480,064**	**30,081**	**63,656**	**8,658**	**65,400**	**1,132,919**	**8,298**	**82,423**	**106,416**	**121,317**
Total Assets	**2,607,420**	**95,043**	**615,490**	**552,174**	**68,382**	**276,753**	**17,655**	**66,820**	**1,586,864**	**24,517**	**882,076**	**243,136**	**412,071**
Borrowings	267,064	45	43,843	24,656	-	28,611	-	-	224,658	-	129,003	95,666	101,693
Other Current Liabilities	1,327,421	56,115	91,565	12,634	23,059	124,512	8,738	2,280	226,910	719	207,403	97,778	219,393
Current Liabilities	**1,594,485**	**56,160**	**135,408**	**37,290**	**23,059**	153,123	**8,738**	**2,280**	**451,568**	**719**	**336,406**	**193,443**	321,086
Borrowings	11,742	-	93,167	305,017	-	828	-	-	596,485	-	11,479	984	7,992
Other Non Current Liabilities	531,236	-	41,246	7,921	-	41,512	493	4,200	325,893	23,831	26,161	20,566	46,401
Non Current Liabilities	**542,978**	**-**	**134,413**	**312,938**	**-**	**42,340**	**493**	**4,200**	**922,378**	**23,831**	**37,640**	**21,550**	**54,393**
Total Liabilities	**2,137,463**	**56,160**	**269,821**	**350,228**	**23,059**	**195,463**	**9,231**	**6,480**	**1,373,946**	**24,550**	**374,046**	**214,993**	**375,478**
Equity attributable to controlling interest in the Company	398,533	34,765	321,329	135,304	45,318	81,282	8,421	60,328	159,689	-33	208,817	28,143	29,101
Non-controlling Interest	71,424	4,118	24,340	66,642	5	8	3	12	53,230	-	299,213	-	7,491
Total Equity	**469,957**	**38,883**	**345,669**	**201,946**	**45,323**	**81,290**	**8,424**	**60,340**	**212,918**	**-33**	**508,030**	**28,143**	**36,593**
Total Liabilities and Equity	**2,607,420**	**95,043**	**615,490**	**552,174**	**68,382**	**276,753**	**17,655**	**66,820**	**1,586,864**	**24,517**	**882,076**	**243,137**	**412,071**

Appendix: Backlog Report to 3Q2018

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests				Backlog Total	Annual Backlog		
			TOTAL	1Q - 2018	2Q -2018	3Q -2018		2018	2019	2020+
GyM	456,139	259,461	478,633	331,501	18,048	129,084	675,311	93,046	371,498	210,767
VIAL Y VIVES-DSD	81,464	40,204	54,800	3,249	36,370	15,181	96,061	39,581	55,789	691
MORELCO	190,570	66,518	-12,388	-37,387	3	24,996	111,665	20,156	91,508	0
CAM PERU	0	269	269	214	-18	72	0	0	0	0
GMI	44,351	39,872	29,297	23,714	15,119	-9,536	33,777	12,356	16,071	5,350
ENGINEERING & CONSTRUCTION	**772,524**	**406,323**	**550,612**	**321,291**	**69,523**	**159,798**	**916,813**	**165,140**	**534,866**	**216,808**
SURVIAL	41,545	15,865	6,994	2,279	2,236	2,479	32,674	8,489	8,733	15,452
CANCHAQUE	13,138	7,070	3,341	1,170	1,524	647	9,409	1,874	2,675	4,860
LA CHIRA	3,065	730	991	365	326	301	3,325	223	1,002	2,100
GYM FERROVIAS	280,711	141,737	75,681	62,846	46,601	-33,765	297,642	23,258	99,776	174,608
CONCAR	206,352	102,427	88,198	27,710	27,181	33,307	203,108	28,282	65,538	109,288
INFRASTRUCTURE	**544,810**	**267,829**	**175,206**	**94,370**	**77,868**	**2,968**	**546,158**	**62,126**	**177,724**	**306,308**
REAL ESTATE	**25,925**	**156,837**	**189,084**	**48,395**	**92,294**	**48,395**	**56,238**	**30,437**	**25,801**	**0**
ADEXUS	77,249	60,978	97,087	14,896	67,295	14,896	83,566	17,834	31,257	34,475
CAM	382,899	191,484	442,581	122,174	198,232	122,174	389,647	65,826	126,873	196,948
TECHNICAL SERVICES	**460,148**	**252,462**	**539,668**	**137,070**	**265,527**	**137,070**	**473,213**	**83,660**	**158,130**	**231,423**
Eliminations	-99,198	-30,337	-98,415	-28,627	-41,161	-28,627	-110,022	-14,381	-34,270	-61,371
TOTAL	**1,704,210**	**1,053,114**	**1,356,153**	**572,499**	**464,051**	**319,604**	**1,882,401**	**326,982**	**862,251**	**693,168**

Appendix: Recurrent Businesses Report to 3Q2018

Figures in Thousands of US$

Company	Initial	Executed Backlog	New Requests				Total	Annual		
			TOTAL	1Q - 2018	2Q -2018	3Q -2018		2018	2019	2020+
GMP	465,300	127,605	264,057	72,675	74,819	116,563	605,642	48,197	182,384	375,061
NORVIAL	142,724	36,356	44,968	20,481	11,817	12,671	152,290	14,021	47,604	90,666
Eliminations	-22,964	-83,950	-90,077	-21,231	-32,492	-36,354	-29,091	-1,024	-9,650	-18,418
TOTAL	**585,060**	**80,011**	**218,948**	**71,924**	**54,144**	**92,879**	**728,841**	**61,194**	**220,338**	**447,309**

Appendix: Corporate Structure



Grupo Graña y Montero
Graña y Montero Engineering & Construction
GMI 89.41%
GyM 98.24%
VIAL Y VIVES-DSD 94.49%
MORELCO 70.00%
Graña y Montero Infrastructure
NORVIAL 18.20%(1)
SURVIAL 99.99%
CANCHAQUE 99.96%
VESUR 99.98%
FERROVÍAS GyM 75.00%
LA CHIRA 50.00%
GMP 95.00%
CONCAR 99.99%
Graña y Montero Real Estate
VIVA GyM 99.54%(2)
ALMONTE GyM 50.45%
Graña y Montero Technical Services
CAM 73.16%
ADEXUS 100.0%

(1) In June 2018, Graña y Montero transferred economic rights over 48.8% of the share capital of Norvial S.A. The company continues to possess voting rights over Norvial .S.A.

(2) 36.10% of the share capital in Viva GyM is held by our subsidiary GyM.

Annex: Notes to the Consolidated Results Report

On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements.

i) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

ii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

Contacts:

Mónica Miloslavich Hart
Chief Financial Officer
(511) 213 6565
mmiloslavich@gym.com.pe

Adriana Caballero Herbozo
Head of Investor Relations
(511) 213 6573
adriana.caballero@gym.com.pe

www.granaymontero.com.pe